UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934 (Amendment No. 4)

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(Name of Registrant as Specified In Its Charter):
Live Nation Entertainment Inc.

(Name of Person(s) Filing Proxy Statement, if other than the Registrant):
IATSE

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April 28, 2016

IATSE

10045 Riverside Drive
Toluca Lake, CA 91602
(818) 980-3499

**FOURTH REVISED PRELIMINARY PROXY STATEMENT SUBJECT TO COMPLETION FOR THE
JUNE 14, 2016 ANNUAL SHAREHOLDERS MEETING OF LIVE NATION [NYSE: LYV]
THIS SOLICITATION IS NOT BEING MADE ON BEHALF OF LIVE NATION MANAGEMENT**

Released to Shareholders: April __, 2016

To Fellow Live Nation Shareholders:

I. LIVE NATION SHOULD NOT MAINTAIN A POISON PILL WITHOUT GETTING SHAREHOLDER APPROVAL

We are writing to solicit your proxy vote for a shareholder proposal at Live Nation to have the Company put its poison pill plan before shareholders for a vote. In December 2015, Live Nation without obtaining any shareholder permission extended its prior 10-year pill for another 5 years. This pill allows the Board in effect to block acquisitions of more than 15% of the Company's stock unless the Board supports the acquisition - even if the Board is unwilling to support an acquisition out of personal sympathy for managers at risk of replacement by a new owner rather than out of concern solely for existing shareholders. The current pill is not limited to situations where a takeover effort is coercive or priced below a certain point.

The poison pill presents a potent anti-takeover device that might adversely affect shareholder value by discouraging offers to acquire the Company that could be beneficial to shareholders. Our resolution preserves the right of a Board to put in place a short-term poison pill if the Board believes it must do so in exercising its fiduciary responsibilities. However, our resolution if enacted into the bylaws would require the Board to submit any such pill for shareholder approval within a 90-day period absent fiduciary duties mandating otherwise.

"Poison pills are like a dictator who says, 'Give up more of your freedom and I'll take care of you.'" T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years, Wall Street Journal (4/28/99). "Poison pills... prevent shareholders, and the overall market, from exercising their right to discipline management by turning it out. They entrench the current management, even when it's doing a poor job. They water down shareholders' votes and deprive them of a meaningful voice in corporate affairs." - "Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001.

The Company describes its pill as follows in its 10-K filed February 2016:

> Under the plan, if any person or group acquires, or begins a tender or exchange offer that could result in such person acquiring, 15% or more of our common stock, and in the case of certain Schedule 13G filers, 20% or more of our common stock, and in the case of Liberty Media and certain of its affiliates, more than 35% of our common stock, without approval of the board of directors under specified circumstances, our other stockholders have the right to purchase shares of our common stock, or shares of the acquiring company, at a substantial discount to the public market price. Therefore, the plan makes an acquisition much more costly to a potential acquirer.

A copy of the pill is available from the SEC's website as Exhibit 4.1 to the Company's 8-K filed 12/24/15, incorporated herein by this reference (a copy is available by contacting us below).

The Company's stock performance is not such that shareholders should ignore this corporate governance problem:

S&P 500 vs. LYV Closing Price (Sept. 14, 2015 - Mar. 11, 2016)



SPX
LYV
8%
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4%
2%
0%
-2%
-4%
-6%
-8%
-10%
-12%
-14%
-16%
-18%
-20%
-22%
-24%
Sep 2015
Oct 2015
Nov 2015
Dec 2015
Jan 2016
Feb 2016

The Company's pill has some extreme aspects, whereby if an investor not supported by the Board seeks more than 15% of the stock, this gives every other shareholder (1) the right to purchase preferred stock at a major discount ($80 per share for preferred stock having 100 votes per share),[1] plus (2) flip-in and flip-over provisions allowing every shareholder except the large acquiror to purchase common stock at approximately half its market price.[2] While the new pill also contains provisions allowing 10% of shareholders to petition for a vote on a proposed acquisition if such acquisition meets several requirements, in our opinion the expense of such a petitioning process and the burdensomeness of those requirements causes them to hardly soften this pill's deterrent effects on potential acquisitions.[3]

The vast majority of public companies do not have pills; the majority of S&P 500 companies had them at one point but most have abandoned them. The majority of shareholder resolutions against pills in recent years have received majority support. Indeed, at Comcast in 2012, despite opposition from the Chairman who held 33% of the votes, a majority of shareholders voted in favor of a similar anti-pill proposal.

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1. Compare that effective price of eighty cents per common share to the Company's closing stock prices in February 2016 averaging over $20 per share.

2. The Company's 2005 Information Statement describes these pill features as follows: "Consequences of a Person or Group Becoming an Acquiring Person.

• Flip In. If a person or group becomes an acquiring person, all holders of our rights except the acquiring person may, for the then applicable exercise price, purchase shares of our common stock with a market value of twice the then applicable exercise price, based on the market price of our common stock prior to such acquisition.

• Flip Over. If we are later acquired in a merger or similar transaction after the date our rights become exercisable, all holders of our rights except the acquiring person may, for the then applicable exercise price, purchase shares of the acquiring corporation with a market value of twice the then applicable exercise price, based on the market price of the acquiring corporation's stock prior to such merger."

3. For example, to be a qualifying offer the offeror must own not more than 1% of the Company already and must offer a price higher than any other price paid for the stock on any day in the last 24 months, even if the Company's stock temporarily went up this one day but was averaging much lower during this period. See page 7, subsections (dd)(ii) and (iii).

Some apologists for pills argue that managers perform better if provided the job security offered by pills, but this argument holds little weight at Live Nation, as its senior executives already have written long-term employment agreements providing them with ample job security. You can read about these agreements in the Company's proxy statements available at www.sec.gov.

II. FULL TEXT OF OUR PROPOSAL:

RESOLVED, that shareholders of Live Nation hereby amend the Company's bylaws to add the following provision:

Shareholder Approval Required for Poison Pills (Shareholder Rights Plans):
The Company shall not maintain a poison pill absent prior shareholder approval of such plan, unless the fiduciary duties of the Company's directors requires they maintain such plan without such approval. The foregoing shall require the submission of any such plan to a shareholder vote within 90 days of its adoption, absent fiduciary duty compelling further delay. Any shareholder rights under a plan in effect at the time this section goes into effect shall be redeemed by the Company.

BE IT FURTHER RESOLVED that each word, phrase and part of the foregoing resolution is severable.
BE IT FURTHER RESOLVED that if shareholders are not permitted by law to mandate adoption of the foregoing bylaw provisions, this proposal shall be deemed merely a recommendation to the board to adopt a similar policy with respect to poison pills.

III. VOTE "NO" ON LIVE NATION'S SAY-ON-PAY RESOLUTION:

There are at least two more good reasons to vote "no" on the Company's advisory say-on-pay resolution:

A. SEVERANCE PAY FOR QUITTING OVER EGO OR PERSONAL ISSUES:

Everyone understands that paying severance to someone who is getting fired is the right thing to do. The problem is that management has written executive severance deals to go far beyond that, to make the same ample severance payment to any executive who quits for a "good reason" as specially defined in those agreements. Most investors would also agree that if a company forces someone to quit, it probably should pay them severance just as if it openly fired them. But these agreements go beyond the "constructive discharge" situation.[4]

Live Nation's agreements define "good reason" to include any "substantial" or "material" "reduction in duties [or] "responsibilities, even without any pay cut. But many overworked employees would be happy to have reduced duties. We believe such severance is a waste of the shareholders' money: executives should not be rewarded for quitting due to their taking offense over a perceived slight to their self-importance.

Also, these agreements promise severance if the Company's offices are moved outside Los Angeles - even if the Company has offered to buy the executive a new home and pay all relocation expenses. Corporate headquarters move all the time, particularly when one company is acquired by another. This so-called "good reason" deters potential acquisitions that might benefit shareholders.

The promised payouts for "good reason" quits for the five senior Live Nation executives total well over $64,000,000 (see page 44 of the Company's proxy statement).

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4. For a list of court decisions rejecting claims of "constructive discharge" by employees who had their responsibilities reduced or their work location changed, contact IATSE counsel Andrew Kahn at (818) 980-3499 or go to our website, www.LiveNationShareholderConcerns.org.

The rank-and-file employees of Live Nation have nothing similar (nor would IATSE as the primary employee representative even consider asking for something so contrary to shareholder interests), so such severance agreements are bad for morale. Moreover, such agreements could lead employees to think they need not themselves be flexible about changes like reduced responsibilities or office relocation if the Company needs them to make such adjustments. We believe these agreements send the wrong message to the Live Nation workforce.

B. LOTS OF CASH COMPENSATION INSTEAD OF STOCK, AND SOLELY BASED ON ADJUSTED GROSS INCOME NOT OTHER FINANCIAL MEASURES:

The majority of the executives' compensation here is in the form of cash as opposed to stock or stock options, but we believe most shareholders prefer it be weighted the other way. Moreover, the sole target used to determine cash bonuses is Adjusted Gross Income (AGI). We believe multiple variables should be considered instead, including stock price and overall profits: Live Nation had net losses of $0.33 per share last year (its 10th consecutive year of showing a loss instead of a profit) yet the target AGI amount for bonuses was met. Using AGI excludes from consideration tens of millions of dollars in acquisition expenses and non-cash and stock-based compensation, much of which are within the scope of responsibility of these executives.[5] A recent NYT column decries companies' use of such non-GAAP measures:

> How can a company turn losses into profits? By excluding some of its costs of doing business. Among the more common expenses that companies remove from their calculations are restructuring and acquisition costs, stock-based compensation and write-downs of impaired assets.
> ***
> But these are actual costs, notes Jack T. Ciesielski, publisher of The Analyst's Accounting Observer. "Selectively ignoring facts can lead to investor carelessness in evaluating a company's performance and lead to sloppy investment decisions," he wrote. More important, he added, when investors ignore costs related to acquisitions or stock-based compensation, they are "giving managers a free pass on their effectiveness in managing all shareholder resources."

Gretchen Morgenson, "Fantasy Math Is Helping Companies Spin Losses Into Profits." *New York Times*, April 24, 2016.

WE RECOMMEND SHAREHOLDERS VOTE "NO" ON SAY-ON-PAY AT LIVE NATION.

IV. INFORMATION ON PARTICIPANTS IN THIS SOLICITATION:

The sole participants in this solicitation at this time are the International Alliance of Theatrical Stage Employees (IATSE) and Neil Gluckman. IATSE's offices are located at the above address and 207 W.25th St. 4th Floor, New York, NY 10001. IATSE is the owner of 300 shares of Live Nation common stock. Mr. Gluckman is business representative of IATSE Local 927, 449 1/2 Moreland Ave. #215, Atlanta, GA 30307. Mr. Gluckman also owns 300 shares of the Company's common stock which he has held for several years. He alone filed the proposal with the Company Secretary. IATSE is a labor organization with over 126,000 members whose representatives serve as pension fund trustees investing over $8 billion in assets. IATSE represents thousands of the Company's employees and its national collective bargaining agreement with the Company has expired. Local 927 does not represent any of the Company's employees (the Company in Georgia has instead utilized staffing agencies which claim the workers staffing the Company's shows are independent contractors vis-a-vis the staffing agency and on that basis defeated their petition for

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5. We incorporate by reference pages 39-40 of the Company's 10-K on file with the SEC explaining how the Company calculates AGI. A copy is available from us upon request or from our website, www.LiveNationShareholderConcerns.org.

representation by Local 927). We do not seek your support in labor matters and do not believe that enactment of the proposals would have any impact on such matters. We will vote each proxy card received in accordance with the shareholder's instructions. We do not seek any discretionary voting authority for the shareholders meeting; rather, we will vote stock solely as directed. If you return the enclosed card but give us no instructions, we will vote your stock FOR our proposal, AGAINST the Company's say-on-pay proposal, FOR ratification of the auditor and not vote on any other matter. The persons named as proxyholders in our proxy card are attorneys employed full-time by IATSE familiar with their duties to shareholders who granted proxies.

IATSE will bear all solicitation costs (anticipated at $12,700) and will not seek reimbursement from the Company. It will solicit proxies by mail, phone, e-mail, fax and in-person using its regular staff, who shall not receive any additional compensation, but it may also hire an outside solicitor. It will reimburse banks, brokers, and other custodians, nominees or fiduciaries for reasonable expenses incurred in forwarding proxy material to beneficial owners.

V. LEGAL MATTERS:

According to the Company's bylaws, any amendment of such bylaws requires "the affirmative vote of the holders of a majority of the total voting power of the Voting Stock, voting together as a single class". However, as a precatory proposal, it would be sufficient for this proposal to receive a majority of shares actually voted instead of a majority of the outstanding stock. However, we intend to solicit a majority of the voting power of the stock held in the Company.

There is a debate between Delaware corporation law experts about whether shareholders have the legal right to bind boards through the bylaws in the manner requested by this proposal. We believe based on advice of counsel that there is a fair argument that shareholders may do so here: see *Teamsters v. Fleming Cos.*, 975 P.2d 907 (Ok. 1999)(holding shareholders entitled to enact binding pill bylaw proposal under similar Oklahoma corporation law). We believe this legal debate is immaterial, as our proposal says it will be precatory if legally it cannot be binding.

VI. PROXY VOTING:

PLEASE USE THE ENCLOSED PROXY CARD TO VOTE FOR THE PROPOSAL. YOU WILL ALSO RECEIVE A PROXY CARD FROM MANAGEMENT. IF YOU SUPPORT OUR PROPOSAL, DO NOT SEND BACK MANAGEMENT'S CARD. ANY PROXY CARD YOU HAVE SIGNED IS CANCELLED OUT BY SUBMITTING A LATER-DATED PROXY CARD.

In corporate elections, simply submitting a new proxy card with a later date on it revokes your prior card. A proxy vote may be revoked any time prior to the tally at the shareholders meeting by signing and submitting a new proxy card, by sending written notice of revocation to the proxy holder, or by appearing at the meeting and voting in-person.

The Board of Directors has been nominated by the Company, not IATSE, and we are not making a recommendation on the Directors election. We seek no discretionary voting authority for the meeting: we will vote your stock as you instruct us. If you return our proxy card but give us no instructions, we will vote your stock FOR our proposal, AGAINST approval of compensation paid to the Company's executive officers, FOR ratification of the auditor and not vote on any other matter. The Company's bylaws require advance notice before any matter may be raised at the meeting, and therefore we do not expect any matter to be raised at the meeting that is not addressed in this Notice or the Company's proxy statement. The record date for eligibility to vote is April 18, 2016.

VII. EXECUTIVE COMPENSATION/ SHARE OWNERSHIP OF MANAGEMENT AND 5% OWNERS/ SHAREHOLDER PROPOSAL RIGHTS/DIRECTORS ELECTION:

We incorporate by reference the information contained in management's proxy statement at pages 4-5, 11-15, 20-21, and 28-51. This includes information on the Company's nominees for election as directors.

PLEASE RETURN THE ENCLOSED PROXY CARD TODAY, AS INSTRUCTED ON THE CARD.

For more information, contact IATSE at (818) 980-3499 or shareholderrights@iatse.net, or go to our website, www.LiveNationShareholderConcerns.org.

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼




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Proxy – LIVE NATION ENTERTAINMENT, INC.

PROXY SOLICITED ON BEHALF OF IATSE

FOR THE ANNUAL MEETING OF LIVE NATION ENTERTAINMENT, INC. STOCKHOLDERS TO BE HELD JUNE 14, 2016

The undersigned hereby designates Andrew Kahn and James Varga, with full power of substitution, as the proxies of the undersigned for the sole purpose of voting all stock of the undersigned in the manner marked below at the Live Nation annual shareholders meeting for 2016. This proxy card grants no discretionary voting authority: if matters come before the meeting other than the items below, the stock of the undersigned will not be voted on such matters.

If no direction is made above, IATSE will vote this card FOR the shareholder proposal, AGAINST approval of compensation paid to the Company's executive officers, FOR approval of the auditor and not vote on any other matter.

(Continued and to be marked, dated and signed, on the other side.)



INFORMATION FOR ANNUAL MEETING
OF LIVE NATION ENTERTAINMENT, INC.

Electronic Voting Instructions

Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 11:59 PM, Central Time, on June 13, 2016

Vote by Internet

- Go to www.investorvote.com/LYV
- Or scan the QR code with your smartphone.
- Follow the steps outlined on the secure website.

Vote by telephone

- Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada on a touch-tone telephone.
- Follow the instructions provided by the recorded message.

Using black ink pen, mark you votes with an X as shown in this example. Please do not write outside the designated areas. 

Annual Meeting Proxy Card

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals

1. Election of Directors (IATSE makes no recommendation on the Board election.)

Nominees:	For	Against	Abstain		For	Against	Abstain		For	Against	Abstain
01 – Mark Carleton	☐	☐	☐	02 – Jonathan Dolgen	☐	☐	☐	03 – Ariel Emanuel	☐	☐	☐
04 – Robert Ted Enloe, III	☐	☐	☐	05 – Jeffrey T. Hinson	☐	☐	☐	06 – James Iovine	☐	☐	☐
07 – Margaret “Peggy” Johnson	☐	☐	☐	08 – James S. Kahan	☐	☐	☐	09 – Gregory B. Maffei	☐	☐	☐
10 – Randall T. Mays	☐	☐	☐	11 – Michael Rapino	☐	☐	☐	12 – Mark S. Shapiro	☐	☐	☐

	For	Against	Abstain
2. Advisory vote on the compensation of Live Nation Entertainment named executive officers (IATSE recommends a vote against this proposal.)	☐	☐	☐
3. Ratification of the appointment of Ernst & Young LLP as Live Nation Entertainment's independent registered public accounting firm for the 2016 fiscal year. (IATSE makes no recommendation on the ratification of the auditor.)	☐	☐	☐
4. Proposal to require shareholder approval for adoption of any poison pill. (IATSE recommends a vote for this proposal.)	☐	☐	☐

B Authorized Signatures – This section must be completed for your vote to be counted. – Date and Sign Below

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Date (mm/dd/yyyy) – Please print date below.	Signature 1 – Please keep signature within the box.	Signature 2 – Please keep signature within the box.
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